Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

24-Sep-2013

Applied Materials, Inc. (AMAT)

Business Update Call

Total Pages: 16
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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

CORPORATE PARTICIPANTS

Michael Sullivan	Tetsuro Higashi
Vice President-Investor Relations, Applied Materials, Inc.	Chairman, President & Chief Executive Officer, Tokyo Electron Ltd.

Gary E. Dickerson	Robert J. Halliday
President, Applied Materials, Inc.	Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

OTHER PARTICIPANTS

John W. Pitzer	Edwin Mok
Analyst, Credit Suisse Securities (USA) LLC (Broker)	Analyst, Needham & Co. LLC

Timothy M. Arcuri	Weston D. Twigg
Analyst, Cowen & Co. LLC	Analyst, Pacific Crest Securities LLC

Patrick J. Ho	Mahesh Sanganeria
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, RBC Capital Markets LLC

Krish Sankar
Analyst, Bank of America Merrill Lynch

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Applied Materials and Tokyo Electron special announcement conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in a question-and-answer session.

I would now like to turn the conference over to Mr. Michael Sullivan, Vice President of Investor Relations. Please go ahead, sir.

Michael Sullivan

Vice President-Investor Relations, Applied Materials, Inc.

Thank you, Roshana.

Today at 3:00 AM Pacific Time we issued a news release announcing a definitive agreement between Applied Materials and Tokyo Electron. We announced our plans to combine to create a global next-generation leader in semiconductor and display manufacturing technology. We’d like to thank everyone on the call for joining us on short notice to discuss today’s news.

Participating on the call from Tokyo are Gary Dickerson, Applied’s President and Chief Executive Officer, and Tetsuro Higashi, Chairman, President and CEO of Tokyo Electron. Here with me in Santa Clara is Bob Halliday, CFO of Applied Materials. We will begin today’s call with comments from Gary, Terry, and Bob. Then we’ll open the call for your questions.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

As a reminder, Applied will hold its next earnings call on November 14. And on today’s call we will not be commenting on our business environment or our expectations for the quarter or the year. Thank you for helping us to keep the call focused on today’s news.

Before we begin, let me remind you that today’s call will include forward-looking statements, which are all statements other than those of historical fact, including those related to the proposed combination of Applied and Tokyo Electron and the expected benefits of the combination. All forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Information concerning these risks and uncertainties are contained in today’s press release, Applied’s current reports on Form 8-K, and as a part of the other filings with the Securities and Exchange Commission. Neither Applied nor Tokyo Electron undertake any obligation to update the information presented in this call.

And now I’d like to turn the call over to Gary Dickerson. Gary?

Gary E. Dickerson

President, Applied Materials, Inc.

Thanks, Mike, and good morning to everyone on the call.

We’re excited to announce that Applied and Tokyo Electron will be combining in a merger of equals to form a new global innovator for the semiconductor and display industries. We are bringing together our complementary leading products in precision materials engineering and patterning to solve our customers’ high-value problems better, faster, and at lower cost. This will accelerate our momentum for profitable growth.

Our merger will be an all stock transaction, which values the company at approximately $29 billion. Taking into account planned synergies and the share repurchase program, which Bob will cover in more detail, we expect the merger to be accretive to EPS exiting the first full fiscal year following the transaction’s close.

We are confident that this combination will create significantly more value for our shareholders than either company could deliver on its own. We are bringing together a strong portfolio of complementary products and technology as well as the ability to invest where it matters most to deliver cost effective solutions that move the needle for our customers. We share a strong commitment to deliver profitable growth, and the new company’s structure will enable us to increase cash returns to shareholders.

In today’s call, we will discuss the capabilities and structure of the new company. We will talk about how major industry inflections play to our strength and how our combined organization can better serve customers’ needs. In addition, we will provide details about the transaction itself, our synergy plans, and financial models.

At this point, I would like to introduce Terry Higashi, Tokyo Electron’s Chairman, President and CEO to provide more details about our combined capabilities and the structure of the new company. Terry joined Tokyo Electron in 1977, holding a variety of senior management positions in sales, product management, and as the General Manager of a major division. In 1996 he was appointed President and CEO, and he was elected Chairman in 2003.

Terry has always been a true champion of our industry. He served as Chairman of the Semiconductor Equipment Association of Japan between 2005 and 2011, and now serves as Vice Chairman. In addition, he’ a long-serving member of the Board of Directors of our industry’s global trade organization SEMI, Semiconductor Equipment and Materials International. He led the industry as SEMI’s Chairman in 2004 and 2005. I’ve known Terry for 30 years. We have a very strong friendship. And I really, really believe that this combination will create more value for our customers, and I’m very excited to be working with Terry in this new direction.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

So now I’ll the call over to Terry.

Tetsuro Higashi

Chairman, President & Chief Executive Officer, Tokyo Electron Ltd.

Okay, thank you very much, Gary. And I’m also excited working with you, and I think this combination will succeed very much, as a combination of equals. And I know very well that Tokyo Electron will celebrate our 50th anniversary. This is a major milestone. We are proud to be launching a new global company and thinking a bold step further that will benefit our customers in the near term and for the next 50 years and beyond. We are confident that this is the right path for our shareholders, customers, and employees, and that we can execute together to supplement the previous success of TEL and Applied.

Together, Applied and TEL have nearly 100 years of combined history providing enabling technologies to some of the most incredible industries on earth. The success of the electronics industry has been filled by tremendous advances in technology that have made chips and displays more affordable, opening up new applications and growing the market. TEL and Applied have played provide a significant role in driving the industry forward. And every day our installed base of 87,000 systems around the ward enables our customers to manufacture the products that are changing the world. Both Applied and TEL have a strong heritage of customer service and enduring commitment to push of boundaries of technology and engineering. Our innovation has resulted in us being awarded over 26,000 patents [indiscernible] (8:05) that fuels each company.

Both companies are equally committed to being a capable and trusted partner for customers and providing an environment where the creativity and talent of our people can thrive. At the same time, our distinct experience and perspectives complement each other and allow for us to run from each other as we create a new company focused on an advancing industry.

We are bringing together products and technology that are highly complementary across core competencies in materials innovation with technology excellence in CVD, PVD, Epi, Implant, CMP, and conductor etch. Those core competencies in partnering with [ph] exporters (9:00) in technologies including track, furnace, dielectric etch, prints, batch ALD, and wafer probers. Both companies also provide enabling technology to display in industry, CVD and PVD displays from a bright [ph] interim track (9:25) systems from TEL.

Turn to slide seven, the new company will be created as a merger of equals. There will be a shared leadership team, a new name, a new country of incorporation, equal board representation for both sides, and dual headquarters in Tokyo and Santa Clara. After completion of the merger, I will serve as Chairman, and Mike Splinter and Tetsuo [Tom] Tsuneishi will be Vice Chairmen, and Gary Dickerson will be our CEO, and Bob Halliday will be CFO. We’ll have a single board structure with 11 directors, seven of which will be independent. Five directors will be nominated by each company and one additional independent director will be mutually agreed upon.

Our company will be built on a foundation of people, technology, and commitment. It will be able to deliver for our customers, shareholders, and employees in new ways for decades to come.

Now I would like to hand the call back to Gary, who will talk about our new company and the breadth of its industry and technology integration.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Gary E. Dickerson

President, Applied Materials, Inc.

Thank you, Terry.

Today the mobility trend is driving a new phase of industry growth. Our customers are engaged in a battle for mobility leadership as they compete to be the first to market with products with high performance, low power chips, and interactive displays that are brighter and have new form factors. This is driving major technology inflections in transistor, interconnect, memory, patterning, chip packaging, and display and will require new solutions. These inflections are very positive for us because they are enabled by our leadership areas. Our unique capabilities in precision materials engineering and patterning enables customers’ new device structures through materials innovation and cost-effective scaling.

For example, as memory makers transition from planar to 3D NAND, the key is materials innovation, which requires new steps in deposition, etch, and cleans and the interaction of these process steps. The multilayer stacks in these 3D devices require distortion-free, high-aspect ratio etch and void-free staircase deposition. As the industry moves from 32-layer to 48-layer to 64-layer stacks over the coming year, our new company will be able to provide more innovative solutions to the major challenges customers face as they introduce this game – changing new technology. Another example is logic and foundry, where new materials are the primary driver of performance gains. This is right in the sweet spot of our combined technology and product leadership and creates a great opportunity for us to accelerate profitable growth.

At its foundation, what makes our new company unique and valuable is our complementary set of competencies in areas that are strategically important for our customers, precision materials engineering and patterning. By bringing together our leading technologies and products, we will create an expanded set of capabilities in precision films, precision materials removal, materials modification, and patterning engineering to solve our customers’ high-value problems better, faster, and at lower cost. Our new company will have an expansive knowledge base that can be combined in new ways to accelerate customers’ roadmaps in both semiconductor and display.

The new company brings together a broad portfolio of leading products and technologies to address our customers’ high-value problem as future device technology is adopted in transistor, interconnect, memory, and patterning. Our combined organization creates a powerful network of field resources that enable us to understand our technology customers needs so we can be there first with solutions that have valuable and sustainable differentiation. And we are bringing together world-class operations capabilities that will enable us to rapidly convert our ideas into products that we can deliver to customers at the right quality and cost. Our installed base of approximately 87,000 tools is also a significant opportunity to develop and advance value-added services for our customers.

One area that really illustrates how we can accelerate momentum for profitable growth is etch. In dielectric etch, TEL has differentiated technology and strong customer relationships in logic and memory. In conductor etch, Applied Materials is building significant momentum in foundry and memory, where we have valuable and sustainable differentiation.

In addition, Applied Materials has developed disruptive technology in selective materials removal, which we believe will translate into a new billion-dollar opportunity over the next five years. With our combined technology and expertise both in R&D and the field, we will accelerate our product roadmaps and provide better solutions for our customers. Etch is just one example of the tremendous talent and capabilities we are bringing together.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

In summary, this combination will accelerate our momentum for profitable growth. I am very excited about the opportunities we have in precision materials engineering and patterning and how our new company will increase the value we deliver to our customers and our shareholders.

Now let me hand the call over to Bob, who will provide more details about the transaction and the financial model for our combined company. Bob?

Robert J. Halliday

Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

Thank you and good morning to everyone. I will cover the details of the deal structure, such as the transaction terms, our plan for integration and operating synergies, and lastly discuss our new financial model.

As you’ve seen in the press release, our combination will be in the form of an all-stock transaction, valuing the combined company at approximately $29 billion. The new company will be incorporated in the Netherlands. Each Applied Materials shareholder will receive 1.0 share in the new company for each share they own. Tokyo Electron shareholders will get 3.25 new company shares for each TEL share owned. Given this exchange ratio, after the close of the deal Applied shareholders will represent 68% of the new company and TEL’s will represent 32%.

Both Applied and TEL will seek shareholder approvals. The transaction will also be subject to regulatory approvals and customary conditions. These will include the Department of Justice in the U.S. and MOFCOM in China as well as other jurisdictions. In addition, we will proactively seek review from the Committee on Foreign Investment in the United States. The agreement has been approved by the boards of directors of both companies, and we expect to close it in mid to second half of 2014.

The new company will have a strong portfolio of existing products and access to an expansive pool of resources to drive more efficient R&D that will allow us to deliver breakthrough products that specifically address our customers’ critical technology challenges.

Both leadership teams see the path ahead in our industry the same way, and we are coming together with a mutual commitment to accelerate profitable growth. The deal is expected to be accretive on a non-GAAP basis exiting the first full fiscal year after close. We also expect to realize approximately $500 million in operating synergies in the third full fiscal year.

The new company plans a $3 billion stock repurchase program to begin after transaction close with the intent to execute the program within 12 months. Over the longer term, the new structure and domicile will result in cash flow advantages and enable higher dividends and share repurchases.

We recognize that integrating these two great companies is going to take tremendous focus. TEL and Applied together are committed to accelerating profitable growth. And Applied is significantly down the path of reallocating resources from weaker markets to stronger markets and from overhead cost to products and profitability. There will be significant opportunities to realize economic benefits by combining the best of the two companies in the areas of engineering, product cost, field organization, and quality. Our commitment to success is reinforced by Gary Dickerson’s decision to relocate to Japan.

As I said, we can expect $250 million of operating synergies exiting the first full fiscal year and $500 million in the third full fiscal year. These synergies will come from efficiencies in supply chain and manufacturing, regional sales and service offices, and IT and corporate functions.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

The 2017 target operating model, primarily focused on our semiconductor and display equipment and service businesses, results in $18.2 billion in revenue. This assumes wafer fab equipment spending of $37 billion and growth for the combined company equivalent to three points of wafer fab equipment versus 2012.

In the semiconductor and display equipment industries, the aftermarket opportunity can be effectively realized across our large installed base. The 2017 effective tax rate for the combined company is to project it to be approximately 17%. Our goal is to deliver after-tax margins of 21% on revenues of $18.2 billion.

Now, Mike, let’s open up the call for questions.

Michael Sullivan

Vice President-Investor Relations, Applied Materials, Inc.

Thank you, Bob. To help us reach as many of you as we can, please ask just one question and no more than one brief follow-up. Roshana, let’s please begin.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Vishal Shah with Deutsche Bank.

Michael Sullivan	A

Vice President-Investor Relations, Applied Materials, Inc.

Hi, Vishal. Can you hear us?

Operator: Your line is open.

Michael Sullivan	A

Vice President-Investor Relations, Applied Materials, Inc.

Okay, Roshana, maybe we can move on to the next caller, and then we’ll see if we can call him again later, okay?

Operator: Your next question comes from the line of John Pitzer with Credit Suisse.

John W. Pitzer	Q

Analyst, Credit Suisse Securities (USA) LLC (Broker)

Hi, good evening, Gary and Terry, and good morning, Bob. Congratulations on the deal. Gary, I wonder if you can help me a little bit. The cost side of the deal seems to be pretty straightforward and makes sense. I’m just curious more from a revenue growth perspective. How do you think the combined entity can help you accelerate market share growth, and I guess specifically within the etch market and maybe even within the silicon etch market, which still seems to be the biggest opportunity for both companies?

Gary E. Dickerson	A

President, Applied Materials, Inc.

Yes, as we talked about on the last earnings call for Applied Materials, we are gaining significant share this year in conductor etch. And of course, Tokyo Electron is extremely strong in dielectric etch. We see opportunities in the combined technology between the two companies to accelerate our market penetration. Tokyo Electron also has

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

really excellent customer support. One of the things we talked about in our earnings call is that we are penetrating in a major way with some new customers, but the startup for us takes some time and also adds some additional cost. So it’s certainly leveraging the field support resources with Tokyo Electron. Really the outstanding customer support is a big advantage for the combined company.

There are some opportunities we see with some new technologies around inflections that we believe the combined company can benefit from. And then also we’ve talked about the selective material removal market as a billion-dollar opportunity. Certainly, that is one that we believe the combined company can move faster together. And the last thing I would say is that Tokyo Electron really has some great core competencies in the etch market that we believe we can benefit from in the combined company. So we’re very, very optimistic about etch.

Another area that we’re excited about is the service business. Normally, we don’t talk a lot about the service business. But when you think about an 87,000 tool installed base and the value that we can create for customers there, that will be by far and away the largest installed base of any company in the world and give us an opportunity to create value for customers and also residual value for our new combined company.

The other thing I would say in terms of opportunities, we’ve talked a lot about precision materials engineering and how materials engineering is enabling performance gains in the foundry business, more radical changes in the transistor than any time we’ve seen in the last 30 years. And that’s really the major focus for all of our foundry customers, a really dramatic change from planar to 3D NAND, so all of this is enabled by materials engineering technology.

This combined company will have broader and deeper capabilities, very complementary capabilities in materials engineering. And I think a lot of innovation comes from connecting dots, and certainly we’re going to have a lot more dots and value links that we can create in this new company than we could separately. There are a lot of other areas, but those are a few.

John W. Pitzer	Q

Analyst, Credit Suisse Securities (USA) LLC (Broker)

Thanks, Gary, that’s helpful. And as my follow-up, guys, quickly, Bob, on the cost savings of $ 500 million, I think if I’m doing the back of the envelope math right, that’s about 15% of the combined OpEx of both companies today. I’m just curious how you came up with that target. Given that both companies are supporting a global footprint today, could it better than that, and how do I think about SG&A cost savings versus R&D?

Robert J. Halliday	A

Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

Sure, John. We looked at comparisons within the industry, within Applied, and across the scale of the company. And we have some experience here too, as you know, because we did the merger between Varian and Applied a couple years ago. So I think we sized this at a reasonable level. We looked at $ 250 million exiting the first full fiscal year, which is probably 2015, and then about $ 500 million in 2017. I think we looked at the opportunities for that in terms of supply chain opportunities, in terms of material costs, in terms of field offices, things like that. So I think it’s a pretty reasonable approximation.

Gary E. Dickerson	A

President, Applied Materials, Inc.

Thank you, John.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Operator: Your next question comes from the line of Tim Arcuri with Cowen & Company.

Timothy M. Arcuri	Q
Analyst, Cowen & Co. LLC

Guys, thanks. Bob, I’m just trying to bridge the gap between the financial model that you put up at the Analyst Day and then this new financial model. You were saying $ 2.00 [EPS] at basically $ 37 billion WFE [Wafer Fab Equipment]. Now it sounds like you’re about 20% higher than that, but most of that seems to come from the buyback plus the OpEx synergies. So it seems to assume as you look at the model that there is a very little, if any, fundamental business synergies in terms of share that’s in this new model. Is that right way to look at it? Thanks.

Robert J. Halliday	A
Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

That’s a great question, Tim. I think there are a couple of things on the top and the bottom line that are interesting here. So what we’re projecting for the combined company is three points of increase wafer fab equipment share. I think the two companies are very complementary in many places, including etch. I think the track business is a great business of Tokyo Electron. So if you look at our confidence in the share gains, I think it’s very confident.

I think the other thing is, if you can drill into companies like Tokyo Electron and Applied, the opportunity to create value for customers and value for investors tends to be concentrated in very strong product positions; and I think if you look at the individual product positions of the companies, very strong. The other opportunity for profitability and investor returns tends to be in the very strong aftermarket business. If you think of the industry dynamics, the industry over the next five years or so, we have strong equipment demand, but also a very large installed base. I think both of those create opportunities on the top line.

The other thing I would mention is the bottom line. I think at Investor Day, we might have modeled about a 22% tax rate. In this we’re modeling about a 17% tax rate. I think that’s an improvement in the rate of about 5%. So I think also the free and easing movement of cash around the world is increased by the new structure we’re looking at. So I think if investors consider the increased profitability and the increased flexibility to return cash to investors, whether that be in dividends where we have a strong dividend or in share repurchases, I think the top and the bottom line of the model is increasing confidence for both sets of investors.

Timothy M. Arcuri	Q
Analyst, Cowen & Co. LLC

Thanks, Bob. And then just to follow up on that, does the new model include the elimination of Tokyo Electron’s Oerlikon Solar business which they’re losing money and your solar business, which are both losing money?

Robert J. Halliday	A
Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

Sure, we published a model today. One of the things we said to investors, I think perhaps one of the first conferences I did was with you, Tim, was Applied Materials was increasingly focused on our very attractive markets. And I think both companies have very attractive markets right now. Our semi, display and the aftermarket business [ph] are replaced with (29:30). We also said early on that Applied was increasingly focused on products and profitability for investors, and I think both of those are consistent with this. So if you look at the model we have shown today, it is a model that is honed around the semiconductor and display business. In fact, if you read the fine print, that is what the model is built up on. Anything other than that, solar or anything else, is upside to the model. We don’t see it as a drag on the model at all.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Timothy M. Arcuri	Q
Analyst, Cowen & Co. LLC

Okay, thanks so much.
Michael Sullivan	A
Vice President-Investor Relations, Applied Materials, Inc.

Thanks, Tim.
Operator: Your next question comes from the line of Patrick Ho with Stifel, Nicolaus.
Patrick J. Ho	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Thank you very much and congratulations on the deal, maybe a quick question in terms of the synergies from the manufacturing and supply chain side of things that you mentioned, Bob. Obviously, Applied and Tokyo Electron have different models on that front. What are some of your initial thoughts of the integration on both of those fronts?

Robert J. Halliday	A
Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

Sure, let me give you a more complex answer to that question. If you look at customers now, we have a very demanding customer base, foundries, logic, and memory all very demanding because their requirements are more demanding. They have very aggressive product ramps and tight process windows where we have to get every tool right as they ramp large scale production volumes in tight windows. So if you think of the availability to improve products, it starts in development, into pilot, into production, and into the field, so it’s a continuum.

So if you look at Tokyo Electron, what some people may not know, Gary has known Terry and Tom for 30 years. And about six or seven years ago, I was actually in charge at manufacturing at Variant, and I said we wanted to improve our quality at Variant. So we actually sent a team of our manufacturing and finance people to Tokyo Electron to learn how they improved and had the highest quality in the industry. So if you think of opportunities in products, hitting those aggressive ramps are about hitting aggressive quality targets for customers. So I think that’s more valuable than you think, not just in terms of gaining share, but also in the aftermarket cost, the installation and warranty.

The other thing which is probably what you’re focused more directly is in the supply chain itself. So if you look at our industry, the great majority of the product cost is sourcing material cost. It tends to be north of 80% of the absolute cost of building products. So when we looked at Tokyo Electron’s supply chain in the past and currently, it’s very high quality suppliers. When we looked at the Applied supply chain, a very diverse base of suppliers; so we think combining the two of those have got a lot of opportunities in time, cost, and quality.

Patrick J. Ho	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Great, that’s helpful. And maybe, Gary, from your end, obviously this is something that’s early on. But what do you expect the customer feedback to be, especially given that Applied and Tokyo Electron have extensive and deep relationships with the majority of chipmakers? How do you think they’ll perceive this type of deal given that you’ll obviously be a much larger scale company?

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Gary E. Dickerson	A
President, Applied Materials, Inc.

Thank you, Patrick, for the question. When we go and talk to customers, really what they’re focused on are the major challenges they have in introducing new device technology. As we’ve talked about in the past, the war for mobility leadership is really driving dramatic changes in device architecture and foundry and the NAND Flash memory business.

And so our customers are very straightforward. They want to deliver these new products that enable the great new consumer electronics devices that we love on time at the right cost. And so that’s really what we’ve focused on within Applied Materials, building up our technical organization in the field so that we can have relationships with the technical buyers and understand where their future problems are; also rebalancing our investments, as Bob talked about earlier, focused on having the right products with the materials engineering technology that enables these major changes. I really think that’s the focus of our customers. And we really believe the customers will see the value in this merger and our ability to solve their problems faster, better, and at lower cost. And that really is where we think customers will also look at this combination.

Patrick J. Ho	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Great, thank you again and congrats.
Gary E. Dickerson	A
President, Applied Materials, Inc.

Thank you, Patrick; Terry, please.
Tetsuro Higashi	A
Chairman, President & Chief Executive Officer, Tokyo Electron Ltd.

Yes, my name is Terry Higashi. As you know, what our customers are demanding is not only the technology, but also the speed and cost. That is a very, very important factor. And by integrating together, we have a variety of these solutions, and we can see each other. In the past we were separate and we couldn’t understand what our other sides were doing. Now we can see everything, and so we can solve the issues much faster and of course in an interesting way. That’s why our contribution becomes huge, so customers are very expecting from us, I think.

Patrick J. Ho	Q
Analyst, Stifel, Nicolaus & Co., Inc.

Great, thank you.
Operator: Your next question comes from the line of Krish Sankar with Bank of America Merrill Lynch.
Krish Sankar	Q
Analyst, Bank of America Merrill Lynch

Yes, hi, thanks for taking my question. The first one is for Gary or Bob. In terms of the product overlap you have on the CVD side and also the display side, what is the plan there when the AMAT product like jumps over the Tokyo Electron products? And I also have a follow-up.

Gary E. Dickerson	A
President, Applied Materials, Inc.

What was the first area you said display, what was the other one?

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Krish Sankar	Q
Analyst, Bank of America Merrill Lynch

CVD.
Gary E. Dickerson	A
President, Applied Materials, Inc.

CVD, there really is not that much of an overlap. When you look at the combined revenues of the two companies, there’s very, very, very, very little overlap in any area within the semiconductor business. And in the display business, it’s really totally complementary. We’ve talked about display as really a great growing opportunity for us. Customers transitioning from amorphous silicon to LTPS [Low Temperature Polysilicon], metal oxide, and organic LED types of displays, and the growth opportunities there for us in PVD, CVD, and also in thin film encapsulation, so that’s a really great opportunity.

Tokyo Electron is really in totally different markets within the display business. In etch, they have a very strong position in coder developer, so it’s really totally complementary types of positions. We do see opportunities in working together, certainly in etch where it’s a really great opportunity for synergies between the two companies. But also the combination of deposition and etch, both in semiconductor and display, that’s another area where we believe that connecting dots or linking value in our complementary products could create benefit for our customers.

Krish Sankar Analyst, Bank of America Merrill Lynch	Q

Got it, got it. And then just to follow up, the timing of the closing of the transaction is scheduled for the back half of next year. Is it more due to the regulatory approval process, or do you expect some push-back from TEL shareholders given that there’s not a lot of premium built into the stock?

Gary E. Dickerson President, Applied Materials, Inc.	A

I think that our perspective from a shareholder standpoint is that this creates a really great opportunity. Certainly it creates a company that can accelerate profitable growth. Bob talked about the cash returns to the shareholders being very significant. So we expect that the Japanese shareholders will see this as really a great combination.

Robert J. Halliday	A
Chief Financial Officer & Senior Vice President, Applied Materials, Inc.

I think the main gating item on that schedule is governmental approvals. We had a little over six months with the Variant transaction, so we think it’s a little north of that with this transaction.
Krish Sankar Analyst, Bank of America Merrill Lynch	Q

Got it, thanks. Thanks, guys.
Michael Sullivan	A
Vice President-Investor Relations, Applied Materials, Inc.

Thanks, Krish.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Operator: Your next question comes from the line of Edwin Mok with Needham & Company.
Edwin Mok Analyst, Needham & Co. LLC	Q

Thanks for taking my question. So my first question, Gary, if you look at your customers, they are pushing on the leading edge and it’s costing them more and more money, as you can see on the fab side. Do you think that as you combine your companies, you’re able to drive better value for the customer that you might be able to deliver either because of the cost synergy you have or incremental products you guys can develop that allow your customers to build fabs with less money?

Gary E. Dickerson President, Applied Materials, Inc.	A

I think that on the cost side, certainly one of the things we talked about is driving lower cost. Combining the platforms, combining software, operations, our field support, logistics, all of these types of things we think are opportunities for us to lower cost. I do think there are also opportunities, as I said before, in taking the unique technologies we have in precision materials engineering and then combining them in different ways than are possible today.

So we’re not ready to talk today about some of those opportunities, but I do think that the industry is definitely challenged, as you mentioned, relative to the speed of technology innovation and the cost of technology innovation. And that’s also why we believe this combination can really help our customers solve these very difficult challenges because, as Terry talked about, we now have the opportunity to link value across these different products in ways that weren’t possible before. So we do think that there is definite cost synergy in the areas I talked about. But also there are other innovative ideas that we have that we think can help our customers transition to new technologies faster and at lower cost.

Edwin Mok Analyst, Needham & Co. LLC	Q

Okay, that’s helpful. I have a question on the overlap. You guys do have some product overlap. For example, Applied has a dielectric etch product, and TEL has a conductor etch product. You guys also have overlap, for example, in plating. How do you guys address that overlap? Do you plan to sell the products, combine them, or how do you guys address that issue?

Gary E. Dickerson President, Applied Materials, Inc.	A

I would say in etch there really isn’t much of an overlap. Our dielectric etch businesses is really mostly legacy products. Our investment really has been in conductor etch. And we also talked about selective material removal as an emerging opportunity that is a market that could potentially be in a few years $ 1 billion, so that’s really where the focus is. Tokyo Electron, of course, is very strong with the leading share in dielectric etch. So when you look customer by customer and application by application, there’s very, very, very little overlap in the etch business.

Michael Sullivan Vice President-Investor Relations, Applied Materials, Inc.	A

Thank you. Can we have the next question?

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

Operator: Your next question comes from the line of Wes Twigg with Pacific Crest Securities.
Weston D. Twigg	Q
Analyst, Pacific Crest Securities LLC

Hi, yes, thanks for taking my question. One question I had is just on the R&D side. You talked about the opportunity to create new types of products. But can you explain to me a little bit more about how you can get that R&D flow between the two companies given that you’ll have two separate headquarters and different cultures and operations?

Gary E. Dickerson	A
President, Applied Materials, Inc.

Yes, what we’ve talked about are really focusing on the areas where we see the major value creation very quickly after we close this merger and start operating together. So as we talked about, I’ll move to Tokyo. I will be directly responsible for the areas where there are the major value creation for the combined company, and we will merge organizations in those areas. And as I said, that will be my primary focus.

As Bob talked about also, one of the big advantages is we’ve known each other for 30 years. Actually when I was with KLA when we were inventing inline inspection and I was traveling to Japan, I’ve been here maybe 100 times. I was working with Higashi-san and Tsuneishi-san and many other people here in Japan. And so we developed a very strong relationship. Certainly that relationship was very successful when we were working together with KLA. And I have a lot of confidence that we see the world the same way we look at the opportunities and have a tremendous passion for creating value for customers.

Weston D. Twigg	Q
Analyst, Pacific Crest Securities LLC

Okay. And in terms of just the competitive nature between the two companies, it has been fairly competitive. Do you feel that the engineers are more or less on board with the new R&D structure you’re outlining?

Gary E. Dickerson	A
President, Applied Materials, Inc.

I think engineers – I’ve done so many products in my life over the last 30 years. Engineers want to win. They want to create products that will solve really high-value problems for their customers, and so I actually have a lot of confidence. Again, the products are very complementary. And so our ability to transfer technology, our ability to connect dots and solve problems in unique ways – I think one of the questions earlier was around the pace of technology innovation being very difficult for our customers, cost being very difficult for our customers. To the extent that we can solve problems better, faster, and at lower cost, and our people, our employees are working on winning products, my experience that really is what successful people love to do. And I have a lot of confidence that we can do that in this new combined company.

Tetsuro Higashi	A
Chairman, President & Chief Executive Officer, Tokyo Electron Ltd.

And actually we talked to Tokyo Electron’s engineers, and the factory guys are very excited about this much. We can exchange the people in the R&D area or manufacturing area, and they have a very similar style working together. I think this is a very important point for us. And for example, in the case of CVD, we can send our engineers to the U.S. to collaborate with Applied Materials and also they can send their etch engineers to Japan.

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

That is also a very good point for this merger. And we can find out the other areas that in a combined workforce become much, much stronger.

Weston D. Twigg	Q
Analyst, Pacific Crest Securities LLC
That’s it. Thanks, that’s very helpful.
Michael Sullivan	A
Vice President-Investor Relations, Applied Materials, Inc.
Roshana, I think we have time for just one more question, please.
Operator: Your next question comes from line of Mahesh Sanganeria with RBC Capital Markets.
Mahesh Sanganeria	Q
Analyst, RBC Capital Markets LLC

Thank you very much. I think this overall is going to be a huge operation. I’m pretty sure that the customers definitely see the value in getting the technology in time. But definitely there will be some worries about the pricing, the pricing power this way, most in your hand. So how do you deal with the push-back you will probably likely get from the customers on this deal?

Gary E. Dickerson	A
President, Applied Materials, Inc.

I think what we’re really focused on are these major changes in device architectures for customers and foundry and logic and the planar to 3D NAND transition. Our goal is to try to solve those problems faster and at lower cost for our customers. Certainly the combination of the two companies around our platforms, Bob talked about our supply chain, logistics. There are many, many areas where we can combine our operations and solve the problems better, faster, and at lower cost. So that’s going to be our focus. And to the extent that we can accomplish that and we have a lot of confidence we will, customers certainly like their solutions better, faster, and at lower cost, and that’s our goal.

Mahesh Sanganeria	Q
Analyst, RBC Capital Markets LLC

Just a quick follow-up just along that line. Now that you have every piece of the puzzle, probably excluding the lithography, do you envision going back to a total solution approach which was envisioned in the past and to have the whole process completed and interact with the customer on that level rather than individual products? Is that something you have in your vision?

Gary E. Dickerson	A
President, Applied Materials, Inc.

I think customers to a large extent, we’ve talked about this before in the sense that you have these different businesses. But even within the businesses there are multiple segments, and the customers will pick the best products in every one of those different segments.

I do think that one area that is growing in importance is the process complexity and the interaction between different process modules. We see with new device technology more issues around cue time and corrosion or oxide growth impacting device performance and yield. And we do see opportunities in connecting some products

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Applied Materials, Inc. (AMAT)
Business Update Call	24-Sep-2013

together and creating better device performance, when if that happens for customers, that’s the type of integration they like because that gives them some type of unique capability. We see certainly the opportunity that we have a broader set of outstanding products where we can connect more of those dots together, more of those value links. We do see that the challenges for customers are driving more of those types of connections. But I think unless there’s a device performance and yield advantage in connecting products together, it really doesn’t make sense for the customers.

Tetsuro Higashi	A
Chairman, President & Chief Executive Officer, Tokyo Electron Ltd.

And you see that the customers are now competing with each other very fast. And so they want to have their differentiation, even in the same kind of a device. So if we force our process to the customers, that’s no good. We have to listen to the customers’ requirement and their requests to us. And we’ll provide the solutions for each customer. That’s the mission for us. And we have growth products, so we can do it.

Mahesh Sanganeria Analyst, RBC Capital Markets LLC	Q

Thank you very much. That’s very helpful.
Michael Sullivan
Vice President-Investor Relations, Applied Materials, Inc.

All right, thank you, Mahesh, for your question. A replay of today’s webcast will be available on our website by 5 PM Pacific Time today. Our companies appreciate you joining us this morning on short notice, and we look forward to keeping you updated on the opportunities and benefits that this combination represents. Thank you.

Operator: Ladies and gentlemen, this does conclude today’s conference. You may now disconnect.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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